June 5, 2025

VIA EDGAR

Division of Corporation Finance

Office of Industrial Applications and Services

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attn.:Al Pavot

Terence O’Brien

Juan Grana

Katherine Bagley

Re:ZYNEX, INC.

Form 10-K filed March 11, 2025

File No. 001-38804

Ladies and Gentlemen:

This letter is submitted by Zynex, Inc, a Nevada corporation (the “Company”), in response to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the United States Securities and Exchange Commission in a letter dated May 21, 2025 (the “Comment Letter”) with respect to the Company’s Form 10-K for the fiscal year ended December 31, 2024 (the “Form 10-K”), filed with the Commission on March 11, 2025.

For ease of reference, the Staff’s comments contained in the Comment Letter are reprinted below in bold, numbered to correspond with the paragraph number assigned in the Comment Letter, and is followed by the corresponding response of the Company.

Form 10-K for Fiscal Year Ended December 31, 2024

We face periodic reviews and billing audits..., page 13

1.

We note your disclosure that you are subject to reviews and audits from various parties; however, your risk factor does not indicate whether you have historically experienced a corresponding material adverse effect on your business, financial condition, results of operations, or cash flows. Also, the disclosure does not indicate whether you have historically lost your right to participate in the Medicare program, state programs, or one or more private payer networks. Please expand your disclosure to clarify the extent to which you have experienced any material adverse effects on your business or lost your right to participate in any government programs or private payor networks, so that investors may better assess the magnitude of these risks. In addition, please expand the succeeding risk factor about third-party payer reimbursements to disclose the extent to which you have been materially impacted. For example, we note your disclosure elsewhere that you were recently notified that TriCare, one of your government payers, was temporarily suspending payment as they review prior claims.

Response: We have not experienced any material adverse effects on our business or lost our right to participate in any government program or private payer networks related to reviews and audits. We are currently involved in a review with Tricare. However, the extent and materiality of their review is currently unknown. We placed an allowance on all Tricare receivables as of December 31, 2024, and therefore have no balance sheet exposure as of that date.

The Company intends to revise the risk factor included in the Form 10-K on page 13 as shown in the redline below.

We face periodic reviews and billing audits from governmental and private payers, and these audits could have adverse results that may negatively impact our business.

As a result of our participation in the Medicaid program and our registration in the Medicare program, we are subject to various governmental reviews and audits to verify our compliance with these programs and applicable laws and regulations. We also are subject to audits under various government programs in which third-party firms engaged by CMS conduct extensive reviews of claims data and medical and other records to identify potential improper payments under the Medicare program. Private payers also reserve the right to conduct audits. If billing errors are identified in the sample of reviewed claims, the billing error can be extrapolated to all claims filed which could result in a larger overpayment than originally identified in the sample of reviewed claims. Our costs to respond to and defend reviews and audits may be significant and could have a material adverse effect on our business, financial condition, results of operations, and cash flows. Moreover, an adverse review or audit could result in:

•	required refunding or retroactive adjustment of amounts we have been paid by governmental or private payers;
•	state or Federal agencies imposing fines, penalties, and other sanctions on us;
•	loss of our right to participate in the Medicare program, state programs, or one or more private payer networks; or
•	damage to our business and reputation in various markets.

Any one of these results could have a material adverse effect on our business, financial condition, results of operations, and cash flows.

Historically, we have not experienced any material adverse effects on our business or lost our right to participate in any government program or private payer networks related to reviews and audits. We are currently involved in a temporary payment suspension with Tricare. Cash collections from Tricare were $48.8 million and $38.8 million during the years ended December 31, 2024 and 2023, respectively. If the Company were to be required to repay all or any portion of the cash collections from 2024, 2023 or prior periods, it could have a material adverse effect on the Company.

Failure to secure and maintain adequate coverage and reimbursement from third-party payers could adversely affect acceptance of our products and reduce our revenues.

The majority of our revenues come from third-party payers, primarily insurance companies.

In the U.S., private payers cover the largest segment of the population, with the remainder either uninsured or covered by governmental payers. The majority of the third-party payers outside the U.S. are government agencies, government sponsored entities, or other payers operating under significant regulatory requirements from national or regional governments.

Third-party payers may decline to cover and reimburse certain procedures, supplies, or services. Additionally, some third-party payers may decline to cover and reimburse our products for a particular patient even if the payer has a favorable coverage policy addressing our products or previously approved reimbursement for our products. Furthermore, private and government payers may consider the cost of a treatment in approving coverage or in setting reimbursement for the treatment.

Private and government payers are increasingly challenging the prices charged for medical products and services. Additionally, the containment of healthcare costs has become a priority of governments. Adoption of additional price controls and cost-containment measures, and adoption of more restrictive policies in jurisdictions with existing controls and measures could further limit our revenues and operating results. If third-party payers do not consider our products or the combination of our products with additional treatments to be cost-justified under a required cost-testing model, they may not cover our products for their populations or, if they do, the level of reimbursement may not be sufficient to allow us to sell our products on a profitable basis.

Reimbursement for the treatment of patients with medical devices is governed by complex mechanisms. These mechanisms vary widely among countries, can be informal, somewhat unpredictable, and evolve constantly, reflecting the efforts of these countries to reduce public spending on healthcare. As a result, obtaining and maintaining reimbursement for the treatment of patients with medical devices has become more challenging. We cannot guarantee that the use of our products will receive reimbursement approvals and cannot guarantee that our existing reimbursement approvals will be maintained in any country.

Our failure to secure or maintain adequate coverage or reimbursement for our products by third-party payers in the U.S. or in the other jurisdictions in which we market our products could have a material adverse effect on our business, revenues, and results of operations and cause our stock price to decline.

We are currently involved in a temporary payment suspension with Tricare. Cash collections from Tricare were $48.8 million and $38.8 million during the years ended December 31, 2024 and 2023, respectively. If the Company were to be required to repay all or any portion of the cash collections from 2024, 2023 or prior periods, it could have a material adverse effect on the Company.

Critical Accounting Estimates, page 41

2.

Your risk factor on page 14 states that inaccurate accounting estimates could have a material adverse impact on your operating results. Please expand your critical accounting policy disclosures to include quantified information about how changes to critical estimates underlying revenue recognition and collection of receivables have impacted reported revenue and operating results. Refer to Item 303(b)(3) of Regulation S-K

Response: In our discussion under Variable Consideration within our Critical Accounting Estimates disclosure we disclosed that any differences between estimated settlements and final determinations are reflected as an increase or a reduction in revenue in the period when such final determinations are known. Historically these differences have been immaterial, and the Company has not had to go back and reassess the adjustments of future periods for past billing adjustments. In response to the Staff’s comment the Company intends to enhance the current disclosure as redlined below.

Variable Consideration

A significant portion of the Company’s revenues are derived, and the related receivables are due, from patients with commercial or government health insurance plans. Revenues are estimated using the portfolio approach by third party payer type based upon historical rates of collection, the aging of receivables, trends in the historical reimbursement rates by third-party payer types and current relationships and experience with the third-party payers, which includes estimated constraints for third-party payer refund requests, deductions, allowance for uncollectible accounts, and billing allowance adjustments. Inherent in these estimates is the risk that they will have to be revised as additional information becomes available and constraints are released. If initial estimates are updated these changes are accounted for as increases or decreases in the transaction price. Assuming the underlying performance obligation to which the change in price relates has already been satisfied, those changes in transaction price are immediately recognized as increases or decreases in revenue (not credit losses (bad debt expense)) in the period in which the estimate changes.  Additionally, the complexity of third-party billing arrangements and the uncertainty of reimbursement amounts for certain products from third-party payers or unanticipated requirements to refund payments previously received may result in adjustments to amounts originally recorded. Due to continuing changes in the healthcare industry and third-party payer reimbursement, it is possible our forecasting model to estimate collections could change, which could have an impact on our results of operations and cash flows. Any differences between estimated settlements and final determinations are reflected as an increase or a reduction in revenue in the period when such final determinations are known. Historically these differences have been immaterial, and the Company has not had to go back and reassess the adjustments of future periods for past billing adjustments.

The Company monitors the variability and uncertain timing over third-party payer types in our portfolios. If there is a change in our third-party payer mix over time, it could affect our net revenue and related receivables. We believe we have a sufficient history of collection experience to estimate the net collectible amounts by third-party payer type. However, changes to constraints related to billing adjustments and refund requests have historically fluctuated and may continue to fluctuate significantly from quarter to quarter and year to year. Our net revenue as a percentage of gross revenue for the years ended December 31, 2024 and 2023 were 11% and 12%, respectively. We collected 94% of our December 31, 2023 accounts receivable balance during 2024 and 98% through April 30, 2025.

During the quarter ended December 31, 2023, the Company had a change in the estimate of uncollectable receivables. An allowance was placed on a group of older receivables from a single payer. We continue to work with this payer and current collections are in line with expectations.  The result of this change in allowance was a reduction of $6.2 million to net revenue ($4.6 million net of tax) or $0.14 per basic and diluted share for the three months ended December 31, 2023, and $0.13 per basic and diluted share for the year ended December 31, 2023.

Form 10-Q filed April 29, 2025

Recent Events, page 7

3.

We note TriCare is suspending payments as they review prior claims. Please discuss the nature of the TriCare matter including known material facts and circumstances, such as the magnitude of claims potentially being reviewed by TriCare, the potential impact to your financial statements if you have to reimburse TriCare, and the underlying reasons for the dispute. Tell us your consideration of providing disclosure responsive to ASC 450-20-50 in your footnotes.

Response: In response to the Staff’s comment, the Company proposes to revise the disclosure under Recent Events as shown below in the redline.

Recent Events - During the quarter ended March 31, 2025, the Company was notified that Tricare, one of our government payers, was temporarily suspending payments as they review prior claims. The suspension of Tricare payments is based on allegations of misrepresentation of supplies and equipment billed to the Tricare program; misrepresentation of diagnosis to justify a requirement for a TENS unit or lack of physician orders regarding the replenishment of supplies.

We held a meeting with Tricare in April 2025 and believe we had good evidence to get payments reinstated, Tricare is expected to respond in June 2025. The suspension of Tricare claims processing and payment will continue while our response is being reviewed. Tricare historically represented approximately 20-25% of our annual revenue and cash collections from Tricare were $48.8 million and $38.8 million during the years ended December 31, 2024 and 2023, respectively. As directed by Tricare, we continue to support both existing patients and new patients as we receive their prescriptions. We recognized revenue of approximately $2.2 million for the quarter ended March 31, 2025 related to Tricare which equaled the cash received from Tricare during the period. All other fulfillments and related revenue during the first quarter have been fully reserved and we have no receivables related to Tricare as of March 31, 2025.

Due to the temporary payment suspension and lack of clarity on the timing of a resolution, we restructured our staff to align with current revenue. During 2025 we decreased our overall staff by approximately 15%, which primarily affected employees in our corporate departments. This staff reduction along with other expense reductions made during the second half of 2024 and the first quarter of 2025 will result in savings of approximately $35 million annually.

Results of Operations Net Revenue, page 22

4.

We note sales of devices and supplies during the quarter ending March 31, 2025, decreased 15% and 55% over the comparable interim period ending March 31, 2024, and 20% and 53% over the prior quarter ending December 31, 2024. Please separately quantify the amount of the decrease from changes in volumes sold during the periods, constrained revenue from fulfilling new orders related to current period sales to TriCare patients, and adjustments to prior period revenue from changes in estimates relating to the TriCare investigation.

Response: In response to the Staff’s comment, the Company proposes to revise the disclosure of Device Revenue under Net Revenue as shown in the redline below.

Device Revenue

Device revenue is related to the sale or lease of our electrotherapy or private-labeled products. Device revenue decreased $2.1 million or 15% to $11.9 million for the three months ended March 31, 2025, from $14.0 million for the same period in 2024.

For the three months ended March 31, 2025, approximately $1.2M of the decline in device revenue from the same period in 2024 is related to the payment suspension from Tricare and the remainder is related to slightly lower collection rates on devices and a 3% decrease in device orders due to trimming our sales force by 34% as we focus on sales rep productivity.

Supplies Revenue

Supplies revenue is related to the sale of supplies, primarily electrodes and batteries, for our electrotherapy products. Supplies revenue decreased $17.8 million or 55% to $14.7 million for the three months ended March 31, 2025, from $32.5 million for the same period in 2024. Approximately, $8.4 million of the decrease in supplies revenue is related to the temporary payment suspension from Tricare and the remainder is primarily related to a smaller patient base from slowing order growth in the second half of 2024 and decreased orders in the first quarter of 2025 as we trimmed our sales force to maximize efficiency.

5.

Please clarify how the TriCare matter impacted the accounting for 2025 first quarter sales where TriCare is a payer. Clarify whether revenue was recognized on those sale transactions and, if so, whether there was a material change in the estimated net sales prices.

Response: Revenue from Tricare in the first quarter of 2025 was approximately $2.2 million, which was the amount of cash received from Tricare during the period. Outside of orders which were reimbursed during the period, no additional revenue was recognized. We have no outstanding receivables with Tricare as of March 31, 2025.

Liquidity, page 23

6.	Please expand your disclosure to identify the expected sources of cash that you intend to use in order to redeem the Senior Notes, which mature on May 15, 2026. See Item 303(a) of Regulation S-K.

Response: In response to the Staff’s comments, the Company proposes to revise the last portion of the discussion under Liquidity and Capital Resources as follows:

We believe our cash and cash equivalents, together with anticipated cash flow from operations will be sufficient to meet our working capital, and capital expenditure requirements for at least the next twelve months. In making this assessment, we considered the following:

•	Our cash and cash equivalents balance at March 31, 2025 of $23.9 million;

•	Our working capital balance of $40.1 million; and

•	Our projected income and cash flows for the next 12 months.

Our $60 million outstanding convertible senior notes mature on May 15, 2026. Our cash balance and operating cash flows are not currently sufficient to redeem the notes and therefore the redemption is contingent on us obtaining the consent of the creditors or terminating, amending or refinancing the agreement governing the convertible senior notes. There can be no assurance that we will be able to amend or refinance the convertible senior notes and if we are able to, that the terms will be acceptable or advantageous to us. If we are unable to redeem or refinance the convertible senior notes it could have a material adverse impact on our operations.

In addition to the proposed edits noted above, the Company intends to enhance the disclosure of the risk factor on page 16 of the Form 10-K as indicated in the redline below:

We are subject, directly or indirectly, to United States federal and state healthcare fraud and abuse and false claims laws and regulations. Prosecutions under such laws have increased in recent years, and we may become subject to such litigation. If we are unable to or have not fully complied with such laws, we could face substantial penalties.

Our operations are subject to various state and federal fraud and abuse laws, including, without limitation, the federal Anti-Kickback Statute, the federal Stark Law, and the federal False Claims Act. These laws may impact, among other things, our sales, marketing, and education programs.

The federal Anti-Kickback Statute prohibits persons from knowingly and willfully soliciting, offering, receiving, or providing remuneration, directly or indirectly, in exchange for or to induce either the referral of an individual or the furnishing or arranging for a good or service, for which payment may be made under a federal healthcare program such as the Medicare and Medicaid programs. Several courts have interpreted the statute’s intent requirement to mean that if any one purpose of an arrangement involving remuneration is to induce referrals of federal healthcare covered business, the statute has been violated. In addition, a person or entity does not need to have actual knowledge of the statute or specific intent to violate it in order to have committed a violation. The Anti-Kickback Statute is broad and, despite a series of narrow safe harbors, prohibits many arrangements and practices that are lawful in businesses outside of the healthcare industry. Penalties for violations of the federal Anti-Kickback Statute include criminal penalties and civil sanctions such as fines, imprisonment, and possible exclusion from Medicare, Medicaid, and other federal healthcare programs. Many states have also adopted laws similar to the federal Anti-Kickback Statute, some of which apply to the referral of patients for healthcare items or services reimbursed by any source, not only the Medicare and Medicaid programs.

The federal Ethics in Patient Referrals Act of 1989, commonly known as the “Stark Law”, prohibits, subject to certain exceptions, physician referrals of Medicare and, as applicable under state law, Medicaid patients to an entity providing certain “designated health services” if the physician or an immediate family member has any financial relationship with the entity. The Stark Law also prohibits the entity receiving the referral from billing any good or service furnished pursuant to an unlawful referral. Various states have corollary laws to the Stark Law, including laws that require physicians to disclose any financial interest they may have with a healthcare provider to their patients when referring patients to that provider. Both the scope and exceptions for such laws vary from state to state. The federal False Claims Act prohibits persons from knowingly filing, or causing to be filed, a false claim to, or the knowing use of false statements to obtain payment from the federal government. The False Claims Act defines “knowingly” to include actual knowledge, acting in deliberate ignorance of the truth or falsity of information, or acting in deliberate disregard of the truth or falsity of information. False Claims Act liability includes liability for reverse false claims for avoiding or decreasing an obligation to pay or transmit money to the government. This includes False Claims Act liability for failing to report and return overpayments within 60 days of the date on which the overpayment is “identified”. Penalties under the False Claims Act can include exclusion from the Medicare program. In addition, the government may assert that a claim including items or services resulting from a violation of the federal Anti-Kickback Statute constitutes a false or fraudulent claim for purposes of the False Claims Act. Suits filed under the False Claims Act, known as qui tam actions, can be brought by any individual on behalf of the government and such individuals, commonly known as “whistleblowers”, may share in any amounts paid by the entity to the government in fines or settlement. The frequency of filing qui tam actions has increased significantly in recent years, causing greater numbers of medical device, pharmaceutical, and healthcare companies to have to defend a False Claims Act action. When an entity is determined to have violated the federal False Claims Act, it may be required to pay up to three times the actual damages sustained by the government, plus civil penalties for each separate false claim. Various states have also enacted laws modeled after the federal False Claims Act.

HIPAA, and its implementing regulations, also created additional federal criminal statutes that prohibit knowingly and willfully executing, or attempting to execute, a scheme to defraud any healthcare benefit program or obtain, by means of false or fraudulent pretenses, representations, or promises, any of the money or property owned by, or under the custody or control of, any healthcare benefit program, regardless of the payer (e.g., public or private) and knowingly and willfully falsifying, concealing or covering up by any trick or device a material fact or making any materially false statements in connection with the delivery of, or payment for, healthcare benefits, items, or services relating to healthcare matters. Similar to the federal Anti-Kickback Statute, a person or entity does not need to have actual knowledge of the statute or specific intent to violate it in order to have committed a violation.

For decades, the Company has constantly been and is involved in various private insurance and governmental audits, investigations, and reviews related to its operations. We are currently responding to investigative demands, subpoenas and formal document and records requests from various government organizations, including the Department of Justice, Department of Health and Human Services-Office of Inspector General, California Department of Insurance, and Colorado Attorney General. To date, we continue to cooperate with these requests and submit responsive documents. These investigations and requests can lead to government actions, resulting in the assessment of damages, civil or criminal fines or penalties, or other sanctions, including restrictions or changes in the way we conduct business, loss of licensure, or exclusion from participation in Medicare, Medicaid, or other government programs. Additionally, as a result of these investigations, healthcare providers and entities may face litigation or have to agree to settlements that can include monetary penalties and onerous compliance and reporting requirements as part of a consent decree or corporate integrity agreement, or Corporate Integrity Agreement (“CIA”). If we fail to comply with applicable laws, regulations, and rules, the Company’s financial condition and results of operations could be adversely affected. Furthermore, becoming subject to these governmental investigations, audits, and reviews may result in substantial costs and divert management’s attention from the business as we cooperate with the government authorities, regardless of whether the particular investigation, audit, or review leads to the identification of underlying issues.

We are unable to predict whether we could be subject to actions under any of these laws, or the impact of such actions. If we are found to be in violation of any of the laws described above or other applicable state and federal fraud and abuse laws, we may be subject to penalties, including civil and criminal penalties, damages, fines, exclusion from Medicare, Medicaid, and other government healthcare reimbursement programs, and the curtailment or restructuring of operations.

If any additional information is required by the Staff or if you have any questions regarding the foregoing, please contact the undersigned or our counsel, Marcelle Balcombe at Sichenzia Ross Ference Carmel LLP at (212) 930-9700.

Thank you for your time and attention.

Very truly yours,

Zynex, Inc.

By:	/s/ Daniel Moorhead
Daniel Moorhead
Chief Financial Officer